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                                                                   EXHIBIT 99.1
                                 [Kmart logo]
Dear Investor:

We are pleased to introduce Kmart Stock Direct, a new direct stock purchase program for Kmart Common Stock. In conjunction with this, we have taken steps to offer investors not only the traditional means of participating in the Program via paper-based methods, but also the option of enrolling and purchasing shares over the Internet. By working with the Program Administrator, EquiServe, and the online investor services company, StockPower Inc., you may now invest in Kmart Common Stock more conveniently than ever before.

We would like to call your attention to the following important items:

 . The Kmart Stock Purchase and Dividend Reinvestment Plan has been amended and renamed Kmart Stock Direct. With no further action required, all current registered Kmart common stockholders (shares in your name, not your bank's or broker's) are automatically enrolled in Kmart Stock Direct as optional cash participants and are immediately qualified to participate in the Program.

 . Now, market purchases of stock under the Program will be made twice weekly-- generally Tuesday and Thursday. To invest on any given investment date, funds must be received by Noon, Eastern Time, two business days prior to the investment date. Online investments must be placed by four business days prior to the investment date.

 . The following fee schedule will apply to stock purchases and sales under the
Program:
- $5 Per Initial Investment (new participants only)
- $5 Per Additional Investment ($2 for automatic monthly bank account withdrawal)
- $10 Per Stock Sale
- Plus brokerage fees (historically, about 5c per share for purchases and 12c per share for sales).

All other terms of the Program will remain unchanged. If you are already a registered Kmart stockholder and have questions about the Program, please call EquiServe toll free at 1-800-336-6981. If you are not a registered Kmart stockholder and would like to receive Program materials, please call toll-free at 1-800-947-8019.

Kmart Stock Direct offers a number of attractive features:

 . You can authorize monthly "automatic purchases" of Kmart Common Stock by a pre-authorized transfer of funds from your checking or savings account.

 . You may deposit your Kmart Common Stock certificates with EquiServe and have the ownership of such stock maintained as part of your Program account.

 . You can elect dividend reinvestment (as applicable) on some or all of your Kmart Common Stock. (Kmart has not paid quarterly dividends on its Common Stock since December 1995. The payment of future dividends is subject to the discretion of Kmart's Board of Directors.)

 . If you decide to participate in Kmart Stock Direct via the online service provided by StockPower, you can enroll online. For more information on Internet enrollment, please visit the About Kmart section of www.bluelight.com or StockPower's web site, www.stockpower.com.

 . Once a StockPower member, you can make purchases by authorizing the withdrawal of funds from your bank account online, as well as link to any of your other existing StockPower accounts. In addition, you can:

     - Review your Kmart stockholder account at any time, right from your own PC.
     - Arrange to receive Kmart Annual Reports and proxy and other stockholder materials over the Internet.
     -  Arrange online for sales of your shares held in Kmart Stock Direct.

Participation in this Program is offered only by means of a Prospectus. Please read the enclosed Prospectus for complete Program details and retain it for your future reference. We hope that you agree that purchasing shares of Kmart has never been more simple or convenient. We appreciate your continued support of our company.

Very truly yours,
/s/ Floyd Hall
Floyd Hall
Chairman of the Board, President
and Chief Executive Officer